Filed Pursuant to Rule 433
Registration No. 333-145894
November 5, 2009
Starwood Hotels & Resorts Worldwide, Inc.
Pricing Term Sheet
7.150% Senior Notes Due 2019

Issuer:	Starwood Hotels & Resorts Worldwide, Inc.

Size:	$250 million aggregate principal amount of 7.150% Senior Notes due 2019

Maturity:	December 1, 2019

Coupon:	7.150%

Price to Public:	97.559%

Yield to Maturity:	7.500%

Spread to Benchmark Treasury:	T+ 396.3 basis points

Benchmark Treasury:	UST 3.625% due August 15, 2019

Benchmark Treasury Price / Yield:	100 – 23 / 3.537%

Interest Payment Dates:	June 1, and December 1, commencing June 1, 2010

Make-whole call:	At any time at a discount rate of Treasury plus 50 basis points

Settlement:	T+ 10; November 20, 2009

CUSIP / ISIN:	85590AAN4 / U85590AANF6

Ratings:*	Ba1 (stable outlook) / BB (stable outlook) /BB+ (negative outlook)

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Banc of America Securities LLC
Calyon Securities (USA) Inc.
Scotia Capital (USA), Inc.
RBS Securities, Inc.

Senior Co-Managers:	Barclays Capital Inc.
Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.

Junior Co-Managers:	Goldman, Sachs & Co.
HSBC Securities (USA) Inc.
Mitsubishi UFJ Securities (USA) Inc.
Mizuho Securities USA Inc.
Morgan Stanley & Co. Incorporated

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC at 1-800-294-1322 or Citigroup Global Markets Inc. at 1-877-858-5407.
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